SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                --------------

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      		(Amendment No. 6)
                             --------------------

                             THE FIRST YEARS INC.
----------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $O.10 Par Value
----------------------------------------------------------------
                         (Title of Class of Securities)

                                 337610109
----------------------------------------------------------------
                                (CUSIP Number)

         Lawrence J. Goldstein, Santa Monica Partners, L.P.
 1865 Palmer Avenue, Larchmont, New York  10538, (914) 833-0875
----------------------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                                  1/17/02
----------------------------------------------------------------
      (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13D-1(e), 240.13D-1(f) or 240.13-1(g),check the following box[ ].

     NOTE: Schedules filed in papers format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)



                                  SCHEDULE 13D

CUSIP No.     337610109
1  NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON
    Santa Monica Partners, L.P.
----------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]
----------------------------------------------------------------
3  SEC USE ONLY

----------------------------------------------------------------
4  SOURCE OF FUNDS
     N/A
----------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]
 ---------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     N.Y.
----------------------------------------------------------------
7  SOLE VOTING POWER

					0
  NUMBER OF     ------------------------------------------------
   SHARES               8  SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY      	 	684,648
    EACH        9  SOLE DISPOSITIVE POWER
 PERSON WITH
			   		 0
----------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                         684,648
----------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               684,648
----------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                           [ ]
 ---------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.4
----------------------------------------------------------------
14 TYPE OF REPORTING PERSON
               PN
----------------------------------------------------------------



                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                --------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      		(Amendment No. 6)
                             --------------------

                               THE FIRST YEARS INC.
----------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $O.10 Par Value
----------------------------------------------------------------
                         (Title of Class of Securities)

                                 337610109
----------------------------------------------------------------
                                (CUSIP Number)

         Lawrence J. Goldstein, Santa Monica Partners, L.P.
 1865 Palmer Avenue, Larchmont, New York  10538, (914) 833-0875
----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    1/17/02
----------------------------------------------------------------
            (Date of Event Which Requires Filing of This
Statement)

      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13D-1(e), 240.13D-1(f) or 240.13-1(g), check the following box[ ].

     NOTE: Schedules filed in papers format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)




                                  SCHEDULE 13D

CUSIP No.     337610109
1  NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON
    Lawrence J. Goldstein
----------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]
----------------------------------------------------------------
3  SEC USE ONLY

----------------------------------------------------------------
4  SOURCE OF FUNDS
     N/A
----------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]
 ---------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.
----------------------------------------------------------------
    7  SOLE VOTING POWER

					1,000
  NUMBER OF     ------------------------------------------------
   SHARES               8  SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY      	 	695,648
    EACH        ------------------------------------------------
  REPORTING             9  SOLE DISPOSITIVE POWER
 PERSON WITH
			   		 1,000
----------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                         695,648
----------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               696,648
----------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                           [ ]
 ---------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.5
----------------------------------------------------------------
14 TYPE OF REPORTING PERSON
               IN
----------------------------------------------------------------



	Item 4 is hereby amended to read as follows:

Item 4.  Purpose of Transaction

	Santa Monica Partners, L.P. had acquired the Shares for investment purposes. Santa Monica Partners, L.P. intends to review on a continuing basis its investment in the Issuer and may, depending upon its evaluation of the Issuer's business and prospects and upon futures developments, determine to increase or decrease, or continue to hold as an investment or dispose of the investment in the Issuer.

By letter dated January 17, 2002, Santa Monica Partners,
L.P. and Lawrence J. Goldstein proposed to the Chairman of the Board, CEO and President of the Issuer that consideration be given to increasing the number of independent directors and reducing the number of family members who serve as directors. The purpose of the proposal is to strengthen the Board of Directors and to reduce actual or potential conflicts of interest involving directors. The proposal reflects policy concerns recently expressed by, among others, Professor Burton Malkiel, Professor of Economics at Princeton and former Chairman of the Securities and Exchange Commission, Arthur Levitt.

	Item 5 is amended to read as follows:

Item 5.	Interest in Securities of the Issuer.

	Lawrence J. Goldstein, is the general partner of Santa Monica Partners, L.P. In that capacity, he makes the investment and voting decisions for Santa Monica Partners, L.P. Mr. Goldstein is also the sole trustee of the L. J. Goldstein & Company Incorporated Pension Plan (the "Plan"). In that capacity, he makes the investment and voting decisions for the Plan.

	Mr. Goldstein may be deemed to beneficially own 695,648 Shares or approximately 8.5% of the total number of Shares outstanding. These Shares consist of 1,000 shares which Mr. Goldstein personally owns, 684,648 Shares owned by Santa Monica Partners, L.P., and 11,000 Shares owned by the Plan.

	Santa Monica Partners, L.P. beneficially owns 684,648 shares or approximately 8.4% of the total number of Shares outstanding. Santa Monica Partners, L.P. shares the voting power and investment power of such Shares with Lawrence J. Goldstein.

	Prior transactions during the last sixty days with respect to the Shares effectuated by Santa Monica Partners, L.P. and Mr.
Goldstein are reported on Exhibit E, attached hereto and incorporated herein by reference.

Item 7 is hereby amended to include the following:

Item 7.  Material to be Filed as Exhibits.

	Exhibit E. Prior Transactions during the last sixty days with respect to the Shares effectuated by Santa Monica Partners, L.P. and Lawrence J. Goldstein.

	Exhibit F. Agreement among Santa Monica Partners, L.P. and Lawrence J. Goldstein with respect to the filing of Amendment
No. 6 to Schedule 13D

	Exhibit G.  Letter dated January 17, 2002 to Ronald J.
Sidman, including as attachments thereto "Lapdogs and Watchdogs," dated January 16, 2002, by Burton Malkiel and "Who
Audits the Auditors," dated January 17, 2002, by Arthur Levitt.

					Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, correct and complete.

Dated:  January 24, 2002

						SANTA MONICA PARTNERS, L.P.


						By S/ Lawrence J. Goldstein
							Lawrence J. Goldstein
							General Partner





					Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, correct and complete.

Dated:  January 24, 2002


						S/ Lawrence J. Goldstein
						Lawrence J. Goldstein







List of Exhibits

EXHIBIT E

	Prior Transactions during the last sixty days with respect to the Shares effectuated by Santa Monica Partners, L.P.
and Lawrence J. Goldstein.


Date	     Transferor		      	        	Number of
	Price
						Shares Transferred		Per Share

12/18/01  Santa Monica Partners, L.P. 		20,554*		N/A

	*These Shares were transferred to limited partners of SMP as a distribution.


EXHIBIT F

		Reference is made to Amendment No. 6 to a report on
Schedule 13D being filed on or about the date hereof with respect to the undersigned's ownership of shares of Common
Stock, par value $.10 per Share of The First Years Inc. The undersigned hereby acknowledge and agree that such Amendment No.
6 to Schedule 13D is being filed on behalf of each of the undersigned. This agreement may be executed in one or more counterparts, each of which shall be an agreement but all of which shall constitute one and the same instrument.


Dated January 24, 2002

SANTA MONICA PARTNERS, L.P.



By:  S/ Lawrence J. Goldstein
						       Lawrence J. Goldstein,
						       General Partner

							S/
Lawrence J. Goldtsein
	Lawrence J. Goldstein


EXHIBIT G

		Letter dated January 17, 2002 to Ronald J. Sidman, including as attachments thereto "Lapdogs and Watchdogs," dated
January 16, 2002, by Burton Malkiel and  "Who Audits the
Auditors," dated January 17, 2002, by Arthur Levitt.





SANTA MONICA PARTNERS, L.P.

1865 PALMER AVENUE

LARCHMONT, NY  10538

_____________________

914-833-0875

FAX: 914-833-7764

Email: ljgoldstein@bloomberg.net
www.santamonicapartners.com



LAWRENCE J. GOLDSTEIN
         GENERAL PARTNER


									January 17, 2002


Mr. Ronald J. Sidman, Chairman, President & CEO
The First Years Inc.
One Kiddie Drive
Avon, MA  02322


Dear Mr. Sidman:

	As you know, we are the first or second largest outside shareholder in The First Years. We are, arguably, the largest, longest, such shareholder, having had a continuous investment in TFY dating back to the nineteen seventies. To say that we have been patient, long-term investors in TFY is to state the obvious. We have great belief in the growth, profitability, and valuation potential of this Company.

	You also know we have some concerns. We have communicated a variety of them to you over the years and particularly in the past eleven months.

	I write to you today concerning one of the most important matters of concern to us as outside shareholders.

	Please think hard and immediately about the following.

	I would like to draw your attention to the enclosed article "Watchdogs and Lapdogs" by Burton Malkiel, which appeared yesterday, January 16, 2002, on the Op-Ed page of The Wall
Street Journal. I also would like to draw your attention to today's New York Times, January 17, 2002, Op-Ed page article,
"Who Audits the Auditors?", authored by Arthur Levitt, Chairman of the SEC, for the last eight years.

	There is one paragraph in each of these articles which should be of particular interest to all investors, managers and directors of public companies and therefore you and TFY Board members.


From Professor Malkiel:

"In some cases, boards of directors have their own conflicts. Too often, board members have personal, business, or consulting relationships with the corporations on whose boards they sit. For some "professional directors," large fees and other perks may militate against performing their proper function as a sometime thorn in management's side. Our watchdogs often behave like lapdogs".

From Chairman Levitt:

"We need to strengthen corporate boards.
Boards, and especially directors who sit on audit committees, often fail to ask management tough questions. Too many directors fail to see their role as an important public responsibility. To change this attitude, stock exchanges, as a condition for listing a stock, should require at least half the directors on a company's board to be independent. For example, these directors should not be allowed to take consulting fees, use corporate aircraft without reimbursement or receive benefits like corporate support for their own favorite charities. In Enron's case, at least three board members would have been disqualified under a strict test of independence.
The chain of loyalty must change, too. The auditor's primary loyalty must be to the board and investors".

(And the Board's to its investors).

Neither Professor Malkiel nor Chairman Levitt may have been thinking of TFY's Board, but they certainly seem to be describing it.

	On the heels of Enron, many folks are thinking, and this morning the SEC Chairman Arthur Levitt proposed, that rules be made to have independent Board of Directors oversee companies. The First Year's Board of Directors, in addition to you, Ron, (the Chairman, President, & CEO) is comprised of seven other persons. Legally speaking your mother, your brother, your brother-in-law, your cousin and your college friend (roommate?), and a paid consultant, may qualify as independent directors, but clearly they would be disqualified under a strict test of independence. It is also very clear where their allegiance and interest lies. Indeed we have never had the courtesy of a reply, not a single word of reply, from any of the above six, in response to our letters or calls. Moreover, you indicated that all the other directors would not want us, the largest, (and we own more shares than the entire Board put together, excluding you), and longest standing, outside, shareholder, or representative, on the Board.

	I would appreciate it if you would carefully consider what I am writing, what Professor Malkiel and Chairman Levitt wrote, and reassure me and all stockholders of TFY, that our directors are truly "watchdogs" and not "lapdogs".

	Thank you in advance for your response.


									Warmly,



									Lawrence J.
Goldstein
LJG/es
Encl.




Wall Street Journal


January 16, 2002
Commentary
Watchdogs and Lapdogs
By Burton Malkiel. Mr. Malkiel, professor of economics at Princeton, is author of "A Random Walk Down Wall Street," 7th ed. (W.W. Norton, 2000).
The bankruptcy of Enron -- at one time the seventh-largest company in the U.S. -- has underscored the need to reassess not only the adequacy of our financial reporting systems but also the public watchdog mission of the accounting industry, Wall Street security analysts, and corporate boards of directors. While the full story of what caused Enron to collapse has yet to be revealed, what is clear is that its accounting statements failed to give investors a complete picture of the firm's operations as well as a fair assessment of the risks involved in Enron's business model and financing structure.
Enron is not unique. Incidents of accounting irregularities at large companies such as Sunbeam and Cendant have proliferated. As Joe Berardino, CEO of Arthur Andersen, said on these pages, "Our financial reporting model is broken. It is out of date and unresponsive to today's new business models, complex financial structures, and associated business risks."
Blind Faith
It is important to recognize that losses suffered by Enron's shareholders took place in the context of an enormous bubble in the "new economy" part of the stock market during 1999 and early 2000. Stocks of Internet-related companies were doubling, then doubling again. Past standards of valuation like "buy stocks priced at reasonable multiples of earnings" had given way to blind faith that any company associated with the Internet was bound to go up. Enron was seen as the perfect "new economy" stock that could dominate the market for energy, communications, and electronic trading and commerce.
I have sympathy for the Enron workers who came before Congress to tell of how their retirement savings were wiped out as Enron's stock collapsed and how they were constrained from selling. I have long argued for broad diversification in retirement portfolios. But many of those who suffered were more than happy to concentrate their portfolios in Enron stock when it appeared that the sky was the ceiling.
Moreover, for all their problems, our financial reporting systems are still the world's gold standard, and our financial markets are the fairest and most transparent. But the dramatic collapse of Enron and the rapid destruction of $60 billion of market value has shaken public trust in the safeguards that exist to protect the interests of individual investors. Restoring that confidence, which our capital markets rely on, is an urgent priority.
In my view, the root systemic problem is a series of conflicts of interest that have spread through our financial system. If there is one reliable principle of economics, it is that individual behavior is strongly influenced by incentives. Unfortunately, often the incentives facing accounting firms, security analysts, and even in some circumstances boards of directors militate against their functioning as effective guardians of shareholders' interests.
While I will concentrate on the conflicts facing the accounting profession, perverse incentives also compromise the integrity of much of the research product of Wall Street security analysts. Many of the most successful research analysts are compensated largely on their ability to attract investment banking clients. In turn, corporations select underwriters partly on their ability to present positive analyst coverage of their businesses. Security analysts can get fired if they write unambiguously negative reports that might damage an existing investment banking relationship or discourage a prospective one. Small wonder that only about 1% of all stocks covered by street analysts have "sell" recommendations. Even in October 2001, 16 out of 17 securities analysts covering Enron had "buy" or "strong buy" ratings on the stock. As long as the incentives of analysts are misaligned with the needs of investors, Wall Street cannot perform an effective watchdog function.
In some cases, boards of directors have their own conflicts. Too often, board members have personal, business, or consulting relationships with the corporations on whose boards they sit. For some "professional directors," large fees and other perks may militate against performing their proper function as a sometime thorn in management's side. Our watchdogs often behave like lapdogs.
But it is on the independent accounting profession that we most rely for assurance that a corporation's financial statements accurately reflect the firm's condition. While we cannot expect independent auditors to detect all fraud, we should expect we can rely on them for integrity of financial reporting. While public accounting firms do have reputations to maintain and legal liability to avoid, the incentives of these firms and general auditing practices can sometimes combine to cloud the transparency of financial statements.
In my own experience on several audit committees of public companies, the audit fee was only part of the total compensation paid to the public accounting firm hired to examine the financial statements. Even after the divestiture of their consulting units, revenues from tax and management advisory services comprise a large share of the revenues of the "Big Five" accounting firms. In some cases auditing services may be priced as a "loss leader" to allow the accounting firm to gain access to more lucrative non-audit business.
In such a situation, the audit partner may be loath to make too much of a fuss about some gray area of accounting if the intransigence is likely to jeopardize a profitable relationship for the accounting firm. Indeed, audit partners are often compensated by how much non-audit business they can capture. They may be incentivized, then, to overlook some particularly aggressive accounting treatment suggested by their clients. Outside auditors also frequently perform and review the inside audit function within the corporation, as was the case with Andersen and Enron. Such a situation may weaken the safeguards that exist when two independent organizations examine complicated transactions. It's as if a professor let students grade their own papers and then had the responsibility to hear any appeals. Auditors may also be influenced by the prospect of future employment with their clients.
Unfortunately, our existing self-regulatory and standard-setting organizations fall short. The American Institute of Certified Public Accountants has neither the resources nor the power to be fully effective. The institute may even have contributed to the problem by encouraging auditors to "leverage the audit" into advising and consulting services.
The Financial Accounting Standards Board has often emphasized the correct form by which individual transactions should be reported rather than the substantive way in which the true risk of the firm may be obscured. Take "Special Purpose Entities," for example, the financing vehicles that permit companies such as Enron to access capital and increase leverage without adding debt to the balance sheet. Even if all of Enron's SPEs had met the narrow test for balance sheet exclusion (which, in fact, they did not), our accounting standard would not have illuminated the effective leverage Enron had undertaken and the true risks of the enterprise.
Given the complexity of modern business and the way it is financed, we need to develop a new set of accounting standards that can give an accurate picture of the business as a whole. FASB may have helped us measure the individual trees but it has not developed a way to give us a clear picture of the forest. The continued integrity of the financial reporting system and our capital markets must be insured. We need to modernize our accounting system so financial statements give a clearer picture of what assets and liabilities on the balance sheet are at risk. And we must find ways to lessen the conflicts facing auditors, security analysts, and even boards of directors that undermine checks and balances our capital markets rely on.
Change Auditors
One possibility is to require that auditing firms be changed periodically the way audit partners within each firm are rotated. This would incentivize auditors to be particularly careful in approving accounting transactions for fear that leniency would be exposed by later auditors.
And, in the end, we need to create a powerful and effective self-regulatory organization with credible disciplinary authority to enforce accounting rules and standards. It would be far better for the industry to respond itself to the current crises than to await the likelihood that the political process will do so for them.

URL for this Article:
http://interactive.wsj.com/archive/retrieve.cgi?id=SB10111452364
18110120.djm


Copyright c 2002 Dow Jones & Company, Inc. All Rights Reserved.



________________________________________________________________




January 17, 2002
Who Audits the Auditors?
By ARTHUR LEVITT
As four government agencies and six committees of Congress begin to investigate the Enron failure, it's important to recognize that this is not just about Enron and its auditor, Arthur
Andersen. We need to look at the entire system of gatekeepers - auditors, corporate boards, analysts, ratings agencies, investment bankers, lawyers and accounting standard-setters - who operate and regulate our financial markets. The confidence of individual investors depends on honest, independent gatekeepers. Sadly, the collapse of Enron shows this system urgently needs reform.
I know how tough a task this is. When I was chairman of the Securities and Exchange
Commission, we put into place a number of reforms to improve audits and minimize conflicts of interest. But we were largely unsuccessful in persuading accounting firms to separate their auditing businesses from their consulting businesses and in convincing the auditing profession to do a better job of policing itself. Congress and federal regulators should use this scandal to demand some long overdue changes.
Our financial reporting system - which is supposed to inform investors about the health of companies - has in many respects devolved into a numbers game. Companies can't afford to disappoint Wall Street's earnings expectations, so they are tempted to push their earnings, even to the point of deception. And aggressive or sometimes creative accounting is often overlooked by auditors preoccupied with the desire to preserve lucrative auditing and consulting contracts.
At the S.E.C., I advocated imposing significant limits on accounting firms' performing auditing and consulting work for the same client, and maybe we should reconsider those limits. At the same time, we need to establish a regulatory body, possibly appointed by the S.E.C., to oversee the accounting profession, particularly the big five national accounting firms that audit the vast majority of publicly owned companies. This is the best way to ensure that auditors are truly independent. Such a panel must not rely on industry funding. It should be able to set auditing standards, obtain testimony and documents, and discipline unprofessional conduct. Its conclusions should be made public.
We need to strengthen corporate boards. Boards, and especially directors who sit on audit committees, often fail to ask management tough questions. Too many directors fail to see their role as an important public responsibility. To change this attitude, stock exchanges, as a condition for listing a stock, should require at least half the directors on a company's board to be independent. For example, these directors should not be allowed to take consulting fees, use corporate aircraft without reimbursement or receive benefits like corporate support for their own favorite charities. In Enron's case, at least three board members would have been disqualified under a strict test of independence.
The chain of loyalty must change, too. The auditor's primary loyalty must be to the board and investors. During my time at the S.E.C., boards were given the responsibility for hiring, and if necessary for firing, the outside auditor. In addition, the audit committee, not company management, should pre-approve any consulting contracts with the audit firm. Such approval should be granted rarely, and only when the audit committee decides a consulting contract is in shareholders' best interests.
The Financial Accounting Standards Board - a private organization, supported by corporate contributions, that sets auditing standards - needs greater ability and freedom to set new and tougher rules when necessary. Its decisions on new standards can be agonizingly slow. This important agency must also be free from Congressional pressure, which is often applied when powerful corporations seek to undermine new accounting rules that might hurt their earnings.
One way to help the F.A.S.B. move faster is to give it adequate, independent financing. A broad-based user fee should be assessed not only on publicly traded companies but also on institutions like mutual funds, securities firms and commercial banks that do not now support the F.A.S.B. but that depend on the transparency its standards provide. The stock exchanges, which in the past have contributed little, should pay much higher fees.
Some stock analysts willingly overlook dubious accounting practices because their compensation is tied to bringing in financial deals to the investment banks for which they work, not to exposing accounting half-truths. The stock exchanges, which oversee analyst behavior, need to finalize a uniform code of conduct that requires analysts and their firms to disclose clearly all current holdings in, and investment banking relationships with, the companies whose shares they rate. Analysts should not be allowed to trade the stock of any company for which they have issued a recommendation in the last 30 days.
Credit ratings agencies should show greater accountability. Because they have quasi-public responsibilities, they should reveal more about how they operate. The S.E.C. should also assess their impact on the markets and consider requesting new authority to oversee their operations.
Lawyers, who can play crucial roles in revealing or obscuring financial problems, should review their own ethics codes. Under the American Bar
Association's ethical standards, lawyers who uncover wrongdoing by clients cannot report it to the S.E.C. or local authorities. This inherent conflict needs to be addressed.
The Enron crisis is an opportunity to
reinvigorate the checks and balances in the financial system. Bringing more transparency to company statements, ensuring the independence of public-company auditors, ending the numbers games that companies play and revealing analysts' conflicts can help restore public confidence in our markets.
Arthur Levitt was chairman of the Securities and Exchange Commission from 1993 to 2001.

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